UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4*)

U.S. Energy Corporation
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

911805307
(CUSIP Number)

Duane H. King
9811 Katy Freeway, Suite 805
Houston, Texas 77024
(713) 827-9988
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307

1	Name of Reporting Persons Duane H. King
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,176,312 shares*
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 2,176,312 shares
	10	Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,312 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%**
14	Type of Reporting Person IN

*2,027,399 shares of Common Stock are owned directly by King Oil and Gas, Inc. Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc. Includes restricted stock shares subject to time-based vesting, including 30,000 shares of Common Stock that vested on June 2, 2024 and 30,000 shares of Common Stock that vest on June 2, 2025, subject to Mr. King’s continued services to the Issuer. These shares also expressly exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.

** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of August 7, 2024, reflecting 28,052,959 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307

1	Name of Reporting Persons King Oil and Gas, Inc. 76-0348827
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) D (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,027,399* shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,027,399* shares
	10	Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,027,399 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%**
14	Type of Reporting Person CO

*These shares of Common Stock are owned directly by King Oil and Gas, Inc. Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc. These shares also expressly exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.

** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of August 7, 2024, reflecting 28,052,959 shares of Common Stock of the Issuer outstanding as of such date.

This Amendment No. 4 amends those Items set forth below with respect to the Amendment No. 3 filed on June 27, 2024 (“Amendment No. 3”), Amendment No. 2 filed on September 16, 2022 (“Amendment No. 2”), and Schedule 13D filed on July 22, 2022 (“Amendment No. 1”) by the Reporting Persons, which in turn, amended the original Schedule 13D filed on January 11, 2022 (the “Original Schedule 13D”) (Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original 13D are hereinafter referred to as the “Schedule 13D). Except as expressly amended hereby, all information in Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Schedule 13D is incorporated by reference. All capitalized terms used herein and not otherwise defined shall have the same meaning as in the Original Schedule 13D.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Duane H. King and his wholly owned corporation, King Oil and Gas, Inc. as follows:

(1)         Duane H. King (“King”) is the Chief Executive Officer and one of two managers of Synergy; and

(2)         King Oil and Gas, Inc. (“KOG”), a Texas corporation.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph below:

On June 18, 2024, Synergy and USEG discussed orally, and on September 20, 2024 Synergy confirmed in writing, the parties’ intent to terminate negotiations regarding the LOI.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs below:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

On September 18, 2024, Synergy and USEG discussed orally, and on September 20, 2024 Synergy confirmed in writing, the parties’ intent to terminate negotiations regarding the LOI..

Item 5. Interest in Securities of the Issuer.

The information provided in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference herein.

Synergy Offshore, LLC (“Synergy”) was originally the holder of record of 6,546,384 shares of the Issuer’s outstanding Common Stock, as a result of transactions described in the Original Schedule 13D. As of July 22, 2022, Synergy distributed all of the shares of Common Stock (the “Distribution”) that it held to the members of the limited liability company that owned 100% of the membership interest of Synergy.

Pursuant to the Nominating and Voting Agreement dated January 5, 2022, if Synergy made a distribution to its members, for so long as the shares of Common Stock are held by those members, the Nominating and Voting Agreement requires those members to vote their shares in accordance with the terms and conditions of the Nominating and Voting Agreement. This Nominating and Voting Agreement was amended as of September 16, 2022, in which the former members of Synergy, except for King Oil and Gas, Inc. and Katla Energy Holdings, LLC, are no longer required to vote the Issuer’s shares in accordance with the Amended and Restated Nominating and Voting Agreement. As a result, this amendment reduces the number of shares with a “Shared Vote,” to reflect that King Oil and Gas, Inc. is bound by the voting provisions of the Amended and Restated Nominating and Voting Agreement. Katla Energy Holdings, LLC (“Katla”) shares derived from Synergy are not reported herein either. The Reporting Persons continue to exclude all shares held by the Separately Filing Persons in connection with the numbers of shares reported herein, and the Katla shares of Common Stock derived from Synergy are not reported herein.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 28,052,959 shares of Common Stock outstanding as of August 7, 2024, based on information furnished by the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Amended and Restated Nominating and Voting Agreement dated September 16, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC, Synergy Offshore LLC, King Oil & Gas Company, Inc., WDM Family Partnership, LP, and Katla Energy Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8- K (File No. 000-06814), filed with the SEC on September 16, 2022)

2	Letter of Intent, dated June 25, 2024, between U.S. Energy Corp. and Synergy Offshore, LLC (filed on June 27, 2024, as Exhibit 2 to the Schedule 13D/A filed by Duane H. King and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2024

King Oil & Gas, Inc.

By:	/s/ Duane H. King
Name:	Duane H. King
Title:	President

Duane II. King

X:	/s/ Duane H. King